Form 12b-25
   [As last amended in Release No. 34-35113, December 19,1994, 59 F.R. 67752.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)

[X] Form 10-K    [ ] Form 20-F  [ ]   Form 11-K []  Form 10-Q   [ ] Form N-SAR

      For Period Ended:  June 30, 1998

      [    ] Transition Report on Form 10-K
      [    ] Transition Report on Form 20-F
      [    ] Transition Report on Form 11-K
      [    ] Transition Report on Form 10-Q
      [    ] Transition Report on Form N-SAR
             For the Transition Period Ended:
_______________________________________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________
Part I -  Registrant Information
_______________________________________________________________________________
Full Name of Registrant

PHC, Inc.
Former Name if Applicable   N/A

200 Lake Street, Suite 102
Address of Principal Executive Office (Street and number)

Peabody, Massachusetts  01960
 City, State and Zip Code
_______________________________________________________________________________
Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's  statement or  other exhibit  required by Rule 12b-25
(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Audited Financial Statements are unavailable. (Attach Extra Sheets if Needed.

Part - IV Other Information
_______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

  Paula C. Wurts                  (978)                        536-2777
     (Name)                    (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes  [ ] No

     See attached press release.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 ...............................................................................
                                  PHC, Inc.
  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 28, 1998                     By:  /s/ Paula C. Wurts
                                                          Controller,
                                                          Assistant Treasurer,
                                                          Assistant Clerk

                                PRESS RELEASE
FOR IMMEDIATE RELEASE
                                          Contact:  Bruce A. Shear,  President
                                                     PHC, Inc.  (978) 536-2777

            PHC, INC. REPORTS ANTICIPATED RETURN TO PROFITABILITY
                          FOR THE FIRST QUARTER AND
               RESULTS FOR THE FISCAL YEAR ENDED JUNE 30, 1998

PEABODY, MA, September 28, 1998 - PHC, Inc., dba Pioneer Behavioral Health, (NASDAQ...PIHC) today announced results for its on-going core behavioral healthcare business for the Fiscal Year ended June 30, 1998. Revenues were $19,902,453 compared to revenues for the Fiscal Year ended June 30, 1997 of $20,169,892. Bruce A. Shear, President, stated, "These results were in line with previous expectations." The loss from continuing core business operations prior to depreciation, amortization, and interest was approximately $600,000. In addition Pioneer Behavioral Health reported that the Company returned to profitability for the month of August, 1998 and anticipates profitability for the full quarter ending September 30, 1998. The results of operations included continued increased reserves for bad debts. The Company's collections efforts have additionally begun to see positive results that should mitigate the need for increased reserves in the future.

Mr. Shear further stated, "This fiscal year was clearly a year of transition that brought us back to being an exclusive behavioral healthcare provider. The anticipated return to profitability as well as the number of new contracts signed should make for an exciting year for our Company. We have worked very hard to get the Company to this point and we look forward to a year that will enhance shareholder value and reinforce investor confidence."

Pioneer Behavioral Health's core business provides inpatient and outpatient behavioral healthcare services. Pioneer contracts with national insurance companies in addition to major transportation and gaming companies who have selected them to provide behavioral health services.

This press release may include forward-looking statements about the Company's revenues and earnings and future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. These risks are discussed in the Company's Report on Form 10-KSB for the year ended June 30, 1996 and filed with the Securities and Exchange Commission on October 4, 1996.

NOTE TO EDITORS: Pioneer's press releases are available at no charge through Business Wire's News On Demand fax service. For a menu of Pioneer's press releases or to retrieve a specific release, call 800-469-1254.

                   ** SEE FINANCIAL HIGHLIGHTS ATTACHED **

                          PHC INC. AND SUBSIDIARIES
                           CONDENSED BALANCE SHEET


                                                June 30           June 30
                                                  1998              1997
                                                                (Fiscal Year
                                                                    End)
ASSETS
Total current assets.......................      9,289,943        11,101,843
Total Assets...............................    $17,099,968       $20,423,176
                                               ___________       ___________


LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities..................      8,330,177         6,338,883
Total Liabilities..........................     12,683,156        14,698,595


Total Stockholders' Equity.................      4,416,812         5,724,581


Total Liabilities and Stockholders
 Equity....................................    $17,099,968       $20,423,176
                                               ___________       ___________


                                HIGHLIGHTS OF
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                FOR THE FISCAL YEAR ENDED
                                                  June 30        June 30
                                                   1998           1997

Total Revenue..............................     21,246,189     21,927,655


NET (LOSS including discontinued
operations)................................     (6,232,214)    (2,839,664)

Basic (Loss) Per Share.....................          (1.19)          (.87)


Weighted Average Number of Shares
Outstanding................................      5,237,168      3,270,175



                                      (2)